August 23, 2019

Christopher Collier
Chief Financial Officer
FLEX LTD.
2 Changi South Lane
Singapore 486123

        Re: FLEX LTD.
            Form 10-K for the Fiscal Year Ended March 31, 2019
            Filed on May 21, 2019
            Form 8-K Furnished on July 25, 2019
            File No. 000-23354

Dear Mr. Collier:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2019

Risk Factors
We are subject to risks relating to litigation and regulatory investigations..., page 19

1. You disclose that on February 14, 2019, you submitted an initial notification of voluntary disclosure to the U.S. Department of Treasury, Office of Foreign Assets Control regarding possible non-compliance with U.S. sanctions requirements. Please tell us whether the activities underlying your submission involve Syria, Sudan or North Korea, countries which are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. If so, please describe to us the nature and extent of any past, current, and anticipated contacts with Syria, Sudan and
       North Korea, including contacts with those countries' governments, whether through subsidiaries, distributors, customers, affiliates, or other direct or indirect arrangements.
 Christopher Collier
FirstName LastNameChristopher Collier
FLEX LTD.
Comapany NameFLEX LTD.
August 23, 2019
August 23, 2019 Page 2
Page 2
FirstName LastName



2. On page 11 of your 10-K for the fiscal year ended March 31, 2018, you identified Huawei as a key customer in your CEC segment. Huawei and some its affiliates appear on the
         U.S. Department of Commerce's Entity List because of certain activities with Iran, which is also designated as a state sponsor of terrorism. Recent articles have discussed this ban on Huawei and its impact on you, including several articles that attributed a reduction in your workforce in China to this ban. A transcript of a June Bank of America Merrill
         Lynch Global Technology Conference quotes an analyst as stating that the bank has been getting investor questions about Huawei and its impact on you. Please discuss the potential for reputational harm from your relationship with Huawei. In this regard, we note that recent news articles have reported that Huawei may have secretly helped the
         North Korean government build its commercial wireless network, which it may have used to spy on people, and that helping to build the network may have violated U.S. export controls.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Free Cash Flow, page 47

3. Please revise to label the measure "adjusted free cash flow." We refer you to Question
         102.07 of the Compliance and Disclosure Interpretations for Non-GAAP Financial
         Measures. Similar concerns apply to your earnings releases furnished on Form 8-K and to the presentations on your website.
Form 8-K Furnished on July 25, 2019

Exhibit 99.1

4. Your presentation of the "adjusted net cash provided by operating activities" subtotal in your reconciliation to free cash flow implies that collections of deferred purchase price receivables are operating rather than investing cash flows. This results in a commingling of operating and investing cash flow results, which may not comply with Regulation G.
         Accordingly, please remove this subtotal from your reconciliation as well as all related references to it in your narrative. Similar concerns apply to the earnings release slide decks and summary financials schedules on your website.
5. We note your presentation of Free Cash Flow Conversion in your summary financials schedules on your website. Please revise to also present this measure on a GAAP basis in accordance with Rule 100(a) of Regulation G.
 Christopher Collier
FLEX LTD.
August 23, 2019
Page 3


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp, Staff Accountant, at (202) 551-3405 or Christine Dietz,
Assistant Chief Accountant, at (202) 551-3408 if you have any questions.



                                                          Sincerely,
FirstName LastNameChristopher Collier
                                                          Division of
Corporation Finance
Comapany NameFLEX LTD.
                                                          Office of Information
Technologies
August 23, 2019 Page 3                                    and Services
FirstName LastName